0-30350

P.E. 3-19-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For March 19, 2002

i-CABLE Communications Limited
(Translation of registrant's name into English)

Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T., Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

First Dividend from i-CABLE as Profits Rose Sevenfold

(Hong Kong, March 14, 2002) Hong Kong's leading Pay TV and Broadband access service provider, i-CABLE Communications Limited (i-CABLE), today announced a sevenfold increase in net profits for 2001 and proposed a final dividend to shareholders to signal its confidence over the competitive First/Early Mover Advantage that it enjoys.

Announcing results for 2001, Chairman and Chief Executive Officer of i-CABLE, Mr Stephen T.H. Ng, said the Group had once again achieved consistent, robust growth in spite of competition and a weak economy, brought about by the strategic market position it has built over the years for its core businesses.

He reported that turnover for the Group increased by 17% to HK$1,931 million, with Broadband access emerging as a key driver for revenue growth. Due to its significant operating leverage, EBITDA increased by 39% to HK$614 million to achieve an EBITDA margin of 32%, 5 points higher than in the preceding year.

Driven by this strong and recurring underlying business, the Group's net profit grew by 735% to HK$167 million, notwithstanding a sharp fall in the interest income in line with the interest yield trend. Earnings per share was HK$0.08 (HK$0.01 in 2000).

In anticipation of consistent, robust growth being sustained in the coming few years, and in view of the Company's operating and financial position, Mr Ng said the Board proposed to start to pay dividends to shareholders and has recommended the payment of a final dividend of 2.5 cents per share for 2001.

He further said the healthy cashflow from the Group's core operation more than covered the incremental capital expenditure required during the year to roll out new services and build market share aggressively. A net cash balance including long-term deposits of over HK$1,500 million was maintained as at the end of 2001.

"Over the years, the Group has built up a strategic market position for both Pay TV and Broadband access. Strong revenue momentum, the most favourable cost structure among competitors and the near total market coverage combine to give us unique operating leverage to generate a high operating margin.

"In 2000, we were pleased to be one of the very few cable companies in the world to reach profitability. In 2001, we are even more pleased to be one of the few among our peer companies in the world to pay a dividend to reward our investors," he said.

Reviewing performance of the Group's Pay TV business, Mr Ng said in spite of the rampancy of pirated viewing and a generally weak market, subscribers increased by 8% to pass the 560,000 mark by the end of the year. Revenue for this segment of business increased by 4% to HK$1,595 million but operating profit increased by 66% to HK$349 million due to the high operating leverage of this business, he added.

He said that while the newly licensed operators have so far not given i-CABLE much competitive pressure, piracy has become the number one threat to the Group, causing an increase in subscriber churn and a decline in the yield per subscriber, therefore leading to steady erosion of revenue since the first quarter of 2001. Anti-piracy measures have however begun to reverse that trend in the last quarter of the year and, in spite of weak consumer sentiments, started to return quarterly EBITDA to the same level as in the first half of the year.

"In addition to regular software upgrades on the analogue platform, we are pushing full steam ahead with the targeted rollout of digital encryption. All homes passed by our networks are already receiving digital signal. The analogue signal on the microwave network will be completely withdrawn by the end of this month, with the northern parts of the New Territories already shut down. The analogue signal on the fibre network is being shut down building by building on a targeted basis," he added.

"In those cases where the analogue signal has already been withdrawn, we have noticed that subscriber penetration has started to recover. We are very encouraged by that and are on target to shut down the analogue signal in the most vulnerable buildings that represent close to half of the homes in Hong Kong before the 2002 FIFA World Cup kicks off," he added.

He said the Group is optimistic about subscriber growth in the course of this year as it continues to invest to enhance signal security, programming, marketing and customer service, coupled with the exclusive carriage of all matches of the 2002 FIFA World Cup in the upcoming June.

In addition to better protection for subscription revenue, digitisation will also expand channel capacity and create new revenue opportunities. Seventeen new channels are expected to be added by May to the current 31. They will include more pay-per-view and premium channels to generate additional subscription revenue, as well as more basic channels to enhance subscriber penetration and to monetise network capacity.

While Pay TV was weakened by piracy, Broadband turned in a strong performance to exceed all expectations. With an estimated market share rising rapidly to over 30% in the residential sector, Mr Ng said the Group's position as one of the two principal providers of Broadband access service in Hong Kong was further strengthened.

The Group's Broadband subscriber base more than tripled to 160,000 during the year, and turnover also more than tripled to HK$336 million. Due to the Group's very competitive cost structure, EBITDA improved by HK$160 million to HK$94 million (to achieve an EBITDA margin of 28%) and operating loss improved by HK$63 million to HK$50 million, after all costs shared with Pay TV have been fully allocated.

"Significantly, we had a strong second half. EBITDA margin increased to 39% in the second half (48% in the last quarter) to deliver a small operating profit and illustrate how Broadband access is rapidly turning into a profit contributor for the Group as well. We are optimistic that the momentum will continue into 2002," he added.

Mr Ng said the First or Early Mover Advantage the Group enjoys in the provision of Pay TV and Broadband services has placed it in an excellent position to compete. "Our leadership position in Pay TV is built on a solid customer base and a well-established brand. Our leadership position in Broadband is built on a very competitive cost structure with significant operating leverage to prevail over the competition," he added

Mr Ng said 2002 will be a challenging year as economic recovery is still uncertain and as competition will not abate. "Combating piracy will remain a priority focus during the year. Looking further ahead, the Group will begin to look at new opportunities following digitisation of its television production and broadcasting facilities from the perspectives of both carriage and content provision," he added.

On the Broadband front, Mr Ng said the Group is examining products to upgrade its service, which would enhance operation efficiency as well as facilitate integration with the future voice service. Meanwhile, the trials for Voice over Internet Protocol (VoIP) service have returned good results and will continue with various products vendors before a final decision is made on when to roll out the voice service.

i-CABLE Communications Limited is Hong Kong's only fully integrated communications company that owns and operates the territory's second largest telecommunications network; creates its own multimedia content; and offers Pay Television and Internet access and content services at the same time.

i-CABLE is listed on both the Hong Kong Stock Exchange (stock code 1097) and NASDAQ (symbol ICAB). It is a 79.4 per cent subsidiary of The Wharf (Holdings) Limited, which is also listed on the Hong Kong Stock Exchange (stock code 0004).

For further information, please contact :
Mr Garmen Chan
Vice President, External Affairs
Tel : 2112 6254 Fax : 2112 7855
E-mail : gchan@cabletv.com.hk

Ms S.K. Chan
Senior External Affairs Manager
Tel : 2112 6916
E-mail : skchan@cabletv.com.hk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: ______________________

Name: Samuel Wong
Title: Chief Financial Officer

Dated: March 19, 2002